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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                  AQUILA, INC.
                            (Name of Subject Company)

                                  AQUILA, INC.
                        (Name of Person Filing Statement)

             CLASS A COMMON STOCK, PAR VALUE $0.01 PER CLASS A SHARE
                         (Title of Class of Securities)

                                    03840J106
                      (CUSIP Number of Class of Securities)

                             JEFFREY D. AYERS, ESQ.
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                                  AQUILA, INC.
                         1100 WALNUT STREET, SUITE 3300
                           KANSAS CITY, MISSOURI 64106
                                 (816) 527-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                                 WITH A COPY TO:

                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-3939

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         Aquila, Inc., a Delaware corporation ("Aquila"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on December 14, 2001 and amended on December 17, 2001, with respect to the offer by UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), being made pursuant to a preliminary prospectus and offer to exchange (the "Offer Document") filed on Schedule TO and contained in the Registration Statement on Form S-4, each as filed by UtiliCorp with the Securities and Exchange Commission on December 3, 2001, to exchange 0.6896 of a share of common stock, par value $1.00 per share, of UtiliCorp for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila (each, a "Class A Share") validly tendered in the offer and not withdrawn, and cash in lieu of fractional shares, upon the terms and subject to the conditions set forth in the Offer Document (which, together with the related letter of transmittal and other documents mailed with the Offer Document, as each may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The information set forth under the caption "Past Contacts, Transactions, Negotiations and Agreements--Interests of Aquila's Directors and Executive Officers--Indemnification and Related Arrangements" in the Schedule 14D-9 is hereby amended by the addition of the following information at the end thereof:

         "The Board believed that the contractual nature of the existing rights of indemnification under Aquila's bylaws should be clarified and procedures adopted for the effectuation of those rights, as set forth above."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The information set forth in the fifth paragraph under the caption "The Solicitation or Recommendation--Background of the Offer" in the Schedule 14D-9 is hereby amended in its entirety to read:

         "At its special meeting held November 15, 2001, the Board ratified the prior engagement by Mr. Ayers of each of Jones Day and Potter Anderson as independent legal counsel. Upon the recommendation of Messrs. Shealy and Ayers, the Board also authorized Messrs. Shealy and Ayers, and Brock A. Shealy, Aquila's Vice President, Human Resources, to engage The Blackstone Group L.P. ("Blackstone") to act as the Board's independent financial advisor and, in particular, to undertake an analysis of the Exchange Ratio from the perspective of Aquila's public stockholders. Although the Board had not yet determined whether or not to make a recommendation or otherwise take a position with respect to the Offer, the Board engaged Blackstone in order to inform itself about the Offer and to decide what, if any, further information should be presented to the holders of the Class A Shares in making their decision whether or not to tender their shares in response to the Offer. The Board also amended the indemnification provisions of Aquila's bylaws. See the information set forth under the caption "Past Contacts, Transactions, Negotiations and Agreements--Indemnification and Related Arrangements" for a description of the amendment. Representatives from Jones Day also participated in that meeting, during which they considered with the Board both the fiduciary duties of the directors and the procedures (including Commission filings and disclosure required by such filings) to be undertaken in connection with the Offer."

         The information set forth in the seventh paragraph under such caption is hereby amended by the addition of the following information at the end thereof:

         "In light of its decision to remain neutral due to such conflicts of interests involving each of its members, the Board did not request or receive from Blackstone a fairness opinion or any indication as to what opinion would be given, if requested."
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2001.




                                        AQUILA, INC.

                                        By: /S/ JEFFREY D. AYERS
                                             --------------------------
                                        Jeffrey D. Ayers
                                        General Counsel and Corporate Secretary













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